EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

(unaudited)

		Years Ended
		December 31,
		2016	2015	2014	2013	2012	2011
Earnings:

Pre-tax net income (loss) (1)		$12,436	$14,645	$3,652	$5,886	$4,377	$8,162

Less:	Equity in earnings of unconsolidated joint ventures	(9,767)	(8,927)	(6,970)	(6,194)	(6,476)	(5,224)

Plus:	Distributions from unconsolidated joint ventures	2,926	7,731	7,358	7,204	6,477	4,993

Fixed charges		53,845	51,717	56,145	54,891	61,352	59,028

	Total adjusted earnings	$59,440	$65,166	$60,185	$61,787	$65,730	$66,959

Fixed charges:

Interest expense (including debt issue costs amortized to interest expense)		$42,746	$41,684	$42,727	$45,791	$53,783	$52,798

Adjustments to exclude fair value adjustments of cash flow hedges reclassified from OCI to interest expense		–	–	–	–	(918)	(1,225)

Write-off of debt issue costs		709	–	4,389	–	–	–

Portion of rent expense representative of the interest factor (2)		10,390	10,033	9,029	9,100	8,487	7,455

	Total fixed charges	$53,845	$51,717	$56,145	$54,891	$61,352	$59,028

Ratio of earnings to fixed charges		1.10	1.26	1.07	1.13	1.07	1.13

Additional earnings required to have a one-to-one ratio of earnings to fixed charges		$–	$–	$–	$–	$–	$–

(1)	Excludes net income attributable to non-controlling interests

(2)	Represents 14% of operating lease costs, which approximates the portion that relates to the interest portion based on our estimated incremental borrowing rate